BRITISH COLUMBIA
The Best Place on Earth

Number: C0812416

# CERTIFICATE
# OF
# CONTINUATION

*BUSINESS CORPORATIONS ACT*

I Hereby Certify that ALEXCO RESOURCE CORP., which was duly registered as an extraprovincial company under the laws of British Columbia with certificate number A0066541, has continued into British Columbia from the Jurisdiction of YUKON, under the Business Corporations Act, with the name ALEXCO RESOURCE CORP. on December 28, 2007 at 10:42 AM Pacific Time.

*Issued under my hand at Victoria, British Columbia*
*On December 28, 2007*

**RON TOWNSHEND**
*Registrar of Companies*
Province of British Columbia
Canada